AMENDMENT



17017685

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2017 APR -5 PM 12:04

SEC
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APR 0 5 2017
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 / A PART III

SEC FILE NUMBER
8-24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Blvd
(No. and Street)

Marathon (City) FL (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Werbner 800-324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West, Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Norman Werthner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Nadine R. Dodge

Notary Public


NADINE R. DODGE
Notary Public - State of Florida
Commission # GG 048799
My Comm. Expires Nov 20, 2020
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Edward Richardson Jr., CPA

15565 Northland Dr W Ste 508

Southfield, MI 48075

248-559-4514

Independent Auditor's Report

Board of Directors

Certigroup, Inc.

8302 Gulf of Mexico Blvd.

Marathon, FL 33050

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Certigroup, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Certigroup, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Certigroup, Inc. financial statements. Supplemental Information is the responsibility of Certigroup, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA

Southfield, MI. 48075

February 10, 2017

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

ASSETS

Current Assets:	
Cash in Bank	$30,387.91
Investments	471,254.24
Accounts Receivable	13,388.27
Total Current Assets	$515,030.42
Property and Equipment:	
Equipment	7,492.78
Less Accumulated Depreciation	(6,608.38)
Net Property and Equipment	$884.40
Total Assets	$515,914.82

LIABILITIES AND EQUITY

Current Liabilities:	
Note Payable to Stockholder	$35,000.00
Subordinated Debenture Payable to Stockholder	350,000.00
Long Term Liabilities	
Total Liabilities	$385,000.00
Stockholder Equity:	
Common Stock	10,000.00
Retained Earnings	120,914.82
Total Stockholder Equity	$130,914.82
Total Liabilities and Stockholder Equity	$515,914.82

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

Revenues:	
Management Income	$162,865.36
Commissions earned	5,456.93
Interest Income	5,081.31
Total Revenue	$173,403.60
Operating Expenses:	
Communications and Data Processing	$7,509.17
Interest Expense	63,000.00
Occupancy	3,600.00
Other Expenses	97,107.66
Total Operating Expenses	$171,216.83
Operating Income (Loss)	$2,186.77
Net Income (Loss)	$2,186.77

The accompanying notes are an integral part of these financial statements.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	2,186.77
Depreciation and Amortization		353.76
Accounts Receivable		254.38
Net Cash Provided by (Used in) Operating Activities		2,794.91
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan Payable		35,000.00
Distribution		(60,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		$(22,205.09)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD		523,847.24
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	501,642.15

The accompanying notes are an integral part of these financial statements.

CERTIGROUP, INC.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

Common Stock		
Beginning of Period (100,000 shares at par value $.10 per share)	$	10,000.00
Changes during year		-0-
Common Stock End of Year		10,000.00
Retained Earnings		
Beginning of Period	$	178,728.05
Plus Net Income		2,186.77
Less Distribution		(60,000.00)
Retained Earnings End of Period		120,914.82
Total Stockholder Equity End of Period	$	130,914.82

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2016

Subordinated Liabilities Beginning of Perriod	$350,000.00
Changes During Period	-0-
Subordinated Liabilities End of Period	$350,000.00

Statement of Changes in Notes Payable

As of and for the Year-Ended December 31, 2016

Notes Payable Beginning of Period	$-0-
Changes During Period	35,000.00
Notes Payable End of Period	$35,000.00

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE 1—ORGANIZATION AND BUSINESS

Organization and Business—The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Accounts Receivable—The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Government and Other Regulation—The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation—Depreciation of property and equipment is provided by the straight line method of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of the property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 3—SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of one year or less or bank certificates of deposit which can be redeemed prior to maturity without significant penalty to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Income Taxes—No provision for income taxes has been provided as the Company and its stockholder have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholder is liable for individual taxes on his respective share of the corporation's taxable income.

Use of Estimates—The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on materiality. Actual results could differ from those estimates.

Subsequent Events—The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 4—NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2016, the Company's net capital was $451,642 which was $201,642 in excess of its required net capital of $250,000. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.0775 to 1. At no time during the year ended December 31, 2016, was the Company's net capital short of its minimum requirement.

NOTE 5—CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2016, the Company was fully insured for the balance in its account. The Company also maintains certain certificates of deposit at four (4) different financial institutions. As of December 31, 2016, the company was fully insured for balances of the certificates of deposit.

NOTE 6—CONTINGENT LIABILITIES

The Company is not aware of any potential claims which might become obligations of the Company.

NOTE 7—SUBORDINATED DEBENTURES

On June 17, 1998, Norman Werbner, the 100% owner and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. On November 4, 2016, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2020. Interest on this subordinated debenture is 18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinate loan agreement for equity capital effective December 15, 2004. November 4, 2016, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2020. Interest on this subordinated debenture is 18% and is payable monthly.

NOTE 8—RELATED PARTY TRANSACTION

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive on December 31, 2016, the sum of $100,000 plus the reimbursement of expenses paid by the Company for the product's development. If the cumulative net income generated by the sales of this product through December 31, 2016, are less than $100,000, then the Company will accept the lesser amount as full payment under this agreement.

As of the date of these financial statements, no revenues had been generated by the sale of this product. During the year ended December 31, 2016, the Company incurred expenses of $16,539 for legal fees and $20,100 for engineering expenses which are included in the Company's statement of operations under the caption Other Expenses. The Company can elect not to pay the future development costs, in which case, it would forfeit its rights to future payments to be received under this agreement.

On December 21, 2016 the Company's sole shareholder loaned the Company $35,000. The loan is at 0.00% interest. It is repayable upon demand by the lender and it can be prepaid in whole or in part at any time without penalty at the option of the Company.

NOTE 9—DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through February 10, 2017, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date of the

financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 10—OTHER COMMITMENTS AND CONTINGENCIES

The Company has a cancelable operating lease on Office space. As part of the lease, the Company pays for its share of telephone usage, repairs, and other sundry services, as invoiced by the building owner. The Company may terminate the lease at any time without penalty.

NOTE 11—SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

Certigroup, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$	130,915.00
Additions:			
Subordinated Debenture	350,000.00		350,000.00
Nonallowable assets:			
Prepaid Expenses	0.00		
Property and equipment	885.00		
Accounts receivable – other	13,388.00		(14,273.00)
Other Charges			
Haircuts	15,000.00		
Undue Concentration	0.00		(15,000.00)
Net allowable capital			$451,642.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000.00
Net capital requirement	$ 250,000.00
Excess net capital	$ 201,642.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 35,000.00
Percentage of aggregate indebtedness to net capital	7.75%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 508,847.00
Adjustments:	
Change in Equity (Adjustments)	(57,813.00)
Change in Non-Allowable Assets	608.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	$ 451,642.00
Reconciled Difference	$ (0.00)

Certigroup, Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt under 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ 350,000.00
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ 350,000.00

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $451,642 which was $201,642 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital ratio was 7.75%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not segregate customers' funds or securities nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

A reconciliation report for SIPC is not required because the firm's revenues were less than $500,000.

REPORT ON BROKER DEALER EXEMPTION For the year ended December 31, 2016
Edward Richardson, Jr., CPA

CERTIGROUP, INC.

Member NASD and SIPC

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Certigroup, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. Certigroup, Inc. did not hold customer securities at any time during this period and does business on a limited basis (finder's fees for bank CD rates plus accounting services for one client). Any funds received on behalf of a client are promptly transmitted to the client. Certigroup, Inc.'s past business has been of similar nature and has complied with this exemption since its inception, January 13, 1998.

Norman Werbner, the president of Certigroup, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Norman Werbner has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Certigroup, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (800) 324-6982.

Very truly yours,
Certigroup, Inc.



Norman Werbner
President

8302 Gulf of Mexico Blvd.
Marathon, FL 33050
(800) 324-6982 Tel

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

See accountant's audit report

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 10, 2017

Board of Directors

Certigroup, Inc.

8302 Gulf of Mexico Blvd.

Marathon, FL 33050

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Certigroup, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Certigroup, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i). Certigroup, Inc. stated that Certigroup, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Certigroup, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Certigroup, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

To the Members of

Certigroup, Inc.

8302 Gulf of Mexico Blvd.

Marathon, FL 33050

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Certigroup, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Certigroup, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Certigroup, Inc.'s management is responsible for Certigroup, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Certigroup, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017